UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2019
Commission File No.: 001-35165

BRAINSWAY LTD.
(Translation of registrant's name into English)

19 Hartum Street
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel

(+972-2) 582-4030
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Brainsway announces that it has come to its attention that it did not receive the required special majority of shareholders to amend Article 7 and Article 82 of the Company's Amended and Restated Articles of Association at the meeting of shareholders held on January 24, 2019. The proposed amendment to Article 7 related to a required special majority of shareholders to amend Articles 77 to 83 of the Articles, and the proposed amendment to Article 82 related to a required special majority of shareholders to remove a director from his position prior to the end of his period of service.

Attached is the corrected Amended and Restated Articles of Association that do not reflect the proposed amendment to Article 7 and Article 82.

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title

99.1	Amended and Restated Articles of Association (redlined to show the deletion in Article 7 and in Article 82)

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 22, 2019 (Registration No. 333-230979).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2019	BRAINSWAY LTD. By: /s/ Hadar Levy —————————————— Hadar Levy Chief Financial Officer